

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 30, 2011

<u>**Via Email**</u>
Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP
1640 School Street
Moraga, California 94556

>   Re: **Dividend Capital Total Realty Trust, Inc**.
>   **Schedule TO-T filed September 23, 2011 and Amendment No. 1 to**
>   **Schedule TO-T filed September 28, 2011 by MPF Flagship Fund 14,**
>   **LLC., MPF Income Fund 26, LLC, MPF Northstar Fund, LP, MPF**
>   **Flagship Fund 15, LLC, MPF Platinum Fund, LP, Coastal Realty**
>   **Business Trust and Mackenzie Patterson Fuller**
>   **File No. 005-85609**

Dear Mr. Patterson:

       We have limited our review of the filings to those issues we have addressed in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO-T</u>
<u>Schedule TO-T/A</u>

<u>General</u>

1.   We refer to the amendment to Schedule TO filed on September 28, 2011 purporting to terminate the offer. As the filing persons are aware, a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. Further, an offer may only be terminated pursuant to the specified conditions outlined. Please amend the filing and revise to specify the condition(s) triggered that allowed the bidders to terminate the offer. We may have further comment.

2.   Please advise us of how the amendment purporting to terminate the offer was disseminated.

Offer to Purchase

Can the Offer Be Extended…

3.   Please advise securityholders of their right to withdraw the shares tendered during any extension period.

Conditions of the Offer…

4.   When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders of securities how they intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter. Please also refer to comment 1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each bidder acknowledging that:

·   the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3757 if you have any questions regarding our comments. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions